Contact

www.linkedin.com/in/ed-scanlon-a448a040 (LinkedIn)

Top Skills

Equity Derivatives
Options
Trading Systems

Certifications

General Securities Principal

Ed Scanlon

ClearingBid Inc.
New Rochelle, New York, United States

Summary

Report directly to founder and CEO Matt Venturi with responsibilities for various projects and Business Development.

Business Development
o Outreach to develop pipeline of potential issuers
o Broker Dealer relations – reach out regularly to brokers, RIAs and other Wall Street professional to raise awareness and interest on the ClearingBid platform
o Work with team to sign up and onboard investment banks for testing and future use of ClearingBid platform for capital raising (IPOs, Fixed Income)

Capital Raise
o Solicited and secured equity investments in ClearingBid

Compliance & Payroll
o Manage the compliance effort for ClearingBid Markets, Inc., the wholly owned broker dealer for ClearingBid
o Managed 2 FINRA audits
o Work with senior management to conduct the annual company audit
o Onboard new employees
o Manage relationship with Payroll company
• Miscellaneous – work on various projects to support firm-wide efforts

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Experience

ClearingBid, Inc.
Strategy, Operations & Business Development
September 2017 - Present (8 years 7 months)

Report directly to founder and CEO Matt Venturi with responsibilities for various projects and Business Development.

Business Development

o Outreach to develop pipeline of potential issuers

o Broker Dealer relations – reach out regularly to brokers, RIAs and other Wall Street professional to raise awareness and interest on the ClearingBid platform

o Work with team to sign up and onboard investment banks for testing and future use of ClearingBid platform for capital raising (IPOs, Fixed Income)

Capital Raise

o Solicited and secured equity investments in ClearingBid

Compliance & Payroll

o Manage the compliance effort for ClearingBid Markets, Inc., the wholly owned broker dealer for ClearingBid

o Managed 2 FINRA audits

o Work with senior management to conduct the annual company audit

o Onboard new employees

o Manage relationship with Payroll company

• Miscellaneous – work on various projects to support firm-wide efforts

Walleye Trading Advisors
Business Development Manager
October 2014 - February 2016 (1 year 5 months)

The Vertical Group
Equity Derivatives/ETF"S
November 2012 - September 2014 (1 year 11 months)
New York City

Tejas Securities Group, Inc.
Equity Derivative's Sales Trader
January 2012 - December 2012 (1 year)

TJM Institutional Services
Equity Derivatives sales Trader Tjm Investment Services
September 2010 - January 2012 (1 year 5 months)
New York City

Bay Crest Partners
Equity Derivatives sales Trader
November 2006 - August 2010 (3 years 10 months)

Chapdeliane & Co.
Options Broker
April 2004 - October 2006 (2 years 7 months)

Groupama
Marketing Manager
November 1999 - March 2004 (4 years 5 months)

GroupAma, that had an equity (large cap and mid cap) and fixed income portfolio totaling $1.0 billion. Traveled extensively around the United States marketing an equity (large cap/mid cap) and fixed income portfolio totaling $1.0 billion. Our strategy was to get in front of as many blue chip institutions as possible to pitch the GroupAma Portfolio. Our clients included Prudential, Merrill Lynch, Morgan Stanley,
JPM among the brokerage firms. We also had success with the unions and pension industry. My focus was to educate their clients on asset allocation with the goal of diversifying their holdings into our product

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Education

Norwich University

Harrison High School